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                           September 23, 2021

       Teresa McWilliams
       Chief Financial Officer
       Aluf Holdings, Inc.
       4801 South University Drive, Suite 227
       Fort Lauderdale, FL 33328

                                                        Re: Aluf Holdings, Inc.
                                                            Post-Effective
Amendment to Form 1-A
                                                            Filed September 23,
2021
                                                            File No. 024-11592

       Dear Ms. McWilliams :

                                                        This is to advise you
that we do not intend to review your amendment.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Please contact Austin Pattan, Law Clerk, at (202) 215-1319 or Jan Woo, Legal Branch
       Chief, (202) 551-3453 with any questions.





                           Sincerely,


                           Division of Corporation Finance

                           Office of Technology
       cc:                                              John E. Dolkart Jr.